

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 15, 2009

Room 7010

Richard N. Burger
Chief Financial Officer, Executive Vice President, Secretary & Treasurer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

   Re: Coleman Cable, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Form 10-Q for the Fiscal Quarter Ended June 30, 2009
     File No. 001-33337

Dear Mr. Burger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief